UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.    )

Retractable Technologies, Inc.

(Name of Subject Company [issuer] and Filing Person [offeror])

Class B Convertible Preferred Stock

 (Title of Class of Securities)

76129W204; 76129W501; 76129W303; 76129W600; and 76129W709

(CUSIP Numbers of Class of Securities)

Douglas W. Cowan

Vice President and Chief Financial Officer

Retractable Technologies, Inc.

511 Lobo Lane

P.O. Box 9

Little Elm, TX 75068

(888) 806-2626

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$759,672	$88.20

*  Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation assumes the exchange of 2,279,016 shares of Class B Convertible Preferred Stock par value $1.00 per share (the “Preferred Stock”) for cash and common stock (no par value) of Retractable Technologies, Inc. The Transaction Valuation amount is based upon one-third of the par value of the securities to be acquired because Retractable Technologies, Inc. has an accumulated capital deficit.  The filing fee, calculated in accordance with Exchange Act Rule 0-11, as amended by Fee Rate Advisory No. 5 for Fiscal Year 2011, equals $116.10 per $1,000,000 of the value of the transaction.

☐  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	N/A

Form or Registration No:	N/A

Filing Party:	N/A

Date Filed:	N/A

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☑  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

Item 1. Summary Term Sheet

The information set forth under SUMMARY TERM SHEET — QUESTIONS AND ANSWERS in the OFFER TO EXCHANGE ISSUED AND OUTSTANDING SHARES OF OUR PREFERRED STOCK FOR SHARES OF OUR COMMON STOCK AND CASH dated September 12, 2011, attached hereto as Exhibit (a)(1)(A) (the “Offering Memorandum”), is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The issuer (and subject company) is Retractable Technologies, Inc., a Texas corporation (the “Company”).  The Company’s principal executive offices are located at 511 Lobo Lane, Little Elm, Texas 75068 and the telephone numbers of its principal executive offices are (972) 294-1010 or (888) 806-2626 (toll-free).

(b)  Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to our Preferred Stockholders to exchange Class B Convertible Preferred Stock (the “Preferred Stock”) for cash and Common Stock (the offer referred to herein as the “Exchange Offer”).  As of August 31, 2011, 2,279,016 shares of Preferred Stock were outstanding.

(c)  Trading Market and Price. There is no established trading market for the Preferred Stock.

Item 3. Identity and Background of Filing Person

The information set forth under Item 2(a) above is incorporated herein by reference.  The Company is both the filing person and the subject company.  The address and phone number set forth in Item 2(a) above is also the contact information for the following persons who serve as executive officers, Directors, and affiliates of the Company:

NAME	AFFILIATION
Thomas J. Shaw	Chairman, President, Chief Executive Officer, and a greater than 10% shareholder
Suzanne August	Greater than 10% shareholder
Douglas W. Cowan	Vice President, Chief Financial Officer, Treasurer, Principal Accounting Officer, and Director
Russell B. Kuhlman	Vice President, Sales
Michele M. Larios	Vice President, General Counsel, and Secretary
Marco Laterza	Independent Director
Amy Mack	Independent Director
Marwan Saker	Independent Director
Steven R. Wisner	Executive Vice President, Engineering & Production and Director
Clarence Zierhut	Independent Director

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Offering Memorandum under SUMMARY TERM SHEET — QUESTIONS AND ANSWERS, THIS EXCHANGE OFFER, MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES, COMPARISON OF RIGHTS BETWEEN THE PREFERRED STOCK AND THE COMMON STOCK, DESCRIPTION OF OUR COMMON STOCK, and DESCRIPTION OF

OUR PREFERRED STOCK identifies the material terms of the Exchange Offer and is incorporated herein by reference.

(b) Purchases. The information set forth in the Offering Memorandum under INTERESTS OF DIRECTORS, OFFICERS, AND AFFILIATES IN THIS EXCHANGE OFFER is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations, and Agreements

The information set forth in the Offering Memorandum under DESCRIPTION OF OUR COMMON STOCK and DESCRIPTION OF OUR PREFERRED STOCK is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offering Memorandum under THIS EXCHANGE OFFER-Purpose of This Exchange Offer is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under THIS EXCHANGE OFFER-Use of Securities Acquired is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum under SUMMARY TERM SHEET – QUESTIONS AND ANSWERS, RISK FACTORS, THIS EXCHANGE OFFER, and CAPITALIZATION is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a) Source of Funds. The Company will use available cash for the cash consideration under the Exchange Offer.  A total of $4,487,049 would be required to purchase the maximum amount of securities sought in the Exchange Offer.  The Company will use authorized but unissued Common Stock for the remainder of the consideration under the Exchange Offer.  A total of 2,279,016 shares of Common Stock would be required to purchase the maximum amount of securities sought in the Exchange Offer.

(b) Conditions. None

(d) Borrowed Funds. Not applicable

Item 8. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Offering Memorandum under INTERESTS OF DIRECTORS, OFFICERS, AND AFFILIATES IN THIS EXCHANGE OFFER is incorporated herein by reference.

(b) Securities Transactions.  None

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) No persons have been directly or indirectly employed, retained, or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer.  For information regarding the Depositary (Exchange Agent), see the information set forth in the Exchange Offer under the caption “THIS EXCHANGE OFFER - The Depositary (Exchange Agent)”, which is incorporated herein by reference.

The Company’s Officers, Directors, and employees may solicit tenders from holders of the Preferred Stock and will answer inquiries, but they will not receive additional compensation for soliciting tenders or answering any such inquiries.

Item 10. Financial Statements

(a) Financial Information. The information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as amended by the Form 10-K/A for the same period, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, and the financial information contained in the Offering Memorandum under INFORMATION ABOUT RTI—Financial Information is incorporated herein by reference.  The Company’s Forms 10-K, 10-K/A, and 10-Q may be accessed on the SEC’s internet site at www.sec.gov.

(b) Pro Forma Information. Not applicable

Item 11. Additional Information

(a) Agreements, Regulatory Requirements, and Legal Proceedings.  The information set forth in the Offering Memorandum under THIS EXCHANGE OFFER-Regulatory Approvals is incorporated herein by reference.

(b) Other Material Information.  The information set forth in the Offering Memorandum and accompanying Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(A)	Offering Memorandum dated September 12, 2011*

(a)(1)(B)	Form of Initial Communication*

(a)(1)(C)	Form of Communication-Letter of Transmittal*

(a)(1)(D)	Form of Communication-Reminder Notice*

(d)(1)	Restated Certificate of Formation with Certificates of Designation, Preferences, Rights and Limitations of Class B Preferred Stock (all Series) **

(d)(2)	Retractable Technologies, Inc. 2008 Stock Option Plan and forms of agreements***

(d)(3)	1999 Stock Option Plan and forms of agreements****

(d)(4)	Thomas J. Shaw Nonqualified Stock Option Agreement Issued Outside of Any Plan+

(d)(5)	Loan Agreement among RTI, Katie Petroleum, and Thomas J. Shaw as of the 30th day of September, 2002 and Promissory Note++

(d)(6)	Voting Agreement Between Thomas J. Shaw and Suzanne August dated November 8, 2006+++

*	Attached hereto
**	Incorporated herein by reference to our Form 10-Q filed on November 15, 2010

***	Incorporated herein by reference to Appendix B of our definitive Schedule 14A, filed with the SEC on August 19, 2008
****

Incorporated herein by reference to Exhibit No. 3.12 to our Registration Statement on Form 10-SB filed on June 23, 2000 as revised by that certain amendment (incorporated herein by reference to Exhibit No. 10.13 to our Form 10-KSB filed on March 31, 2003)

+	Incorporated herein by reference to our Form 10-K filed on March 31, 2010
++	Incorporated herein by reference to our Form 8-K filed on October 10, 2002
+++	Incorporated herein by reference to our Schedule TO filed on October 17, 2008

Item 13. Information Required by Schedule 13E-3

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

RETRACTABLE TECHNOLOGIES, INC.

(Registrant)

BY:	/s/ Thomas J. Shaw
THOMAS J. SHAW

PRESIDENT AND CHIEF EXECUTIVE OFFICER

DATE: September 12, 2011